UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        Sunset Financial Resources, Inc.
------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867708109
------------------------------------------------------------------------
                                 (CUSIP Number)


                                Arthur D. Lipson
                             Western Investment L L C
                       2855 East Cottonwood Parkway, Ste.110
                             Salt Lake City, UT 84121
------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                May 6, 2005
------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


CUSIP No.  - 867708109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY).
         Western Investment L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Delaware


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   968,200 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                968,200 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 968,200 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3%

14      TYPE OF REPORTING PERSON*
        OO


* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e)      [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    973,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 973,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      973,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3%

14     TYPE OF REPORTING PERSON*
      IN


* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
        OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     287,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  287,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         287,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%

14      TYPE OF REPORTING PERSON*
         PN


* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e)      [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     610,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  610,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        610,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.8%

14     TYPE OF REPORTING PERSON*
        OO


* * * * * * * *

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) [  ]
      OR 2(e)      [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     70,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  70,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        70,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.7%

14     TYPE OF REPORTING PERSON*
        OO


* * * * * * * *

The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 968,200 Shares beneficially owned by WILLC is $9,786,259. The Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP, WIIP and WIAP.

The aggregate purchase price of the 5,000 additional Shares owned by Mr. Lipson is $47,500. The Shares owned by Mr. Lipson were acquired with personal funds.


Item 4 is hereby amended and restated to read as follows:


ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons have chosen to Withhold their vote for Management's slate of directors at the annual meeting to be held today. The Reporting Persons believe that the Issuer's business strategy to achieve a premium to book value multiple by building a portfolio of commercial loans to complement its agency portfolio has failed, as demonstrated by the fact that 40% of the Issuer's commercial loans were in non-accrual status on December 31, 2004. The Reporting Persons believe that the Issuer lacks the skill to manage a commercial loan portfolio, as evidenced by the Issuer's statement of its heavy reliance on mortgage brokers in the selection of loans in its conference call on March 11, 2005. On this call, the Issuer also acknowledged its lack of essential internal controls to monitor and service commercial loans. The Reporting Persons believe that the Issuer lacks sufficient capital to operate efficiently in both the residential and commercial markets. The Reporting Persons further believe that compensation paid to senior management is excessive relative to demonstrated results, and that the six figure bonuses paid to senior management in 2004 were unwarranted. The Reporting Persons are filing this Amendment because they are dissatisfied with the progress the Issuer has made to enhance shareholder value.

The Reporting Persons purchased the Shares based on the Reporting Persons' Belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the company, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The second and third paragraphs of Item 5(a) are hereby amended and restated to read as follows:

As of the close of business on May 4, 2005, WIHP, WIIP and WIAP beneficially owned 287,500, 610,000 and 70,700 Shares, respectively, representing 2.8%, 5.8% and .7%, respectively, of the Shares outstanding. WILLC beneficially owned 968,200 Shares, constituting approximately 9.3% of the Shares outstanding. Mr. Lipson beneficially owned 973,200 Shares, constituting approximately 9.3% of the Shares outstanding.

As the general partner or managing member, as the case may be, of WIHP, WIIP and WIAP, WILLC may be deemed to beneficially own the 968,200 Shares beneficially owned in the aggregate by WIHP, WIIP and WIAP. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 968,200 Shares beneficially owned by WILLC, as well as the additional 5,000 Shares he beneficially owns.

Item 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock since the filing of the March 29, 2005 amended Schedule 13D/A. All of such transactions were effected in the open market.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            May 6, 2005
                                                 Date

                             WESTERN INVESTMENT L L C

                             By: /s/ Arthur D. Lipson, Sole Member

                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment L L C,
                             its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member

                            WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                             By: Western Investment L L C,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                             WESTERN INVESTMENT ACTIVISM PARTNERS L L C
                             By: Western Investment L L C,
                             its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member

                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON





SCHEDULE A

           Transaction Code         Quantity       Trade Date   Price
 WIIP       Buy                      100            5/4/2005   $9.2200